Exhibit (a)(5)(D)

September 18, 2013

Dear Employees:

I would like to update you and provide some additional information regarding the recent announcement of Otsuka Pharmaceuticals’ agreement to acquire Astex.

As communicated at the time, we believe this is a compelling transaction that will enable us to enhance Astex’s ability to further build our oncology portfolio, pipeline and discovery prowess with the help of Otsuka’s financial resources and development expertise.

As you may have seen, as part of the transaction process we recently filed a Schedule 14D-9 with the Securities and Exchange Commission.  This document contains information about the terms of the transaction and background of our Board’s process in determining that this is in the best interest of Astex and our shareholders.  Specifically, you will note that the agreement with Otsuka was part of a comprehensive process our Board of Directors conducted with the assistance of both financial and legal advisors to determine the best path for Astex.  As part of that process, and to find a possible strategic partner for Astex, the Company’s financial advisor, Jefferies, contacted more than 30 companies to solicit and gauge their interest in exploring a potential strategic transaction with Astex, including prominent pharmaceutical companies in Europe, the United States and Asia, before reaching an agreement with Otsuka.

We believe our transaction with Otsuka is a tremendous outcome for our shareholders and secures a strong future for the Company and you, our employees.

As we move forward with the Otsuka transaction, you may hear or read information about which you are unfamiliar.  Some of these terms are merger jargon, and some relate to the process through which this transaction will be completed.  Therefore, I want to take this opportunity to answer some questions you may have on this process and the next steps.

What is a tender offer?

A tender offer is an offer by a company to purchase some or all of stockholders’ shares held in a corporation. In other words, stockholders are given the opportunity to tender, or sell, their stock for a predetermined amount of cash, called a tender price (or offer price), during a specific period of time called an Offer Period.

If I am a stockholder, should I tender my shares?

The Board unanimously recommends that all Astex shareholders tender their shares in connection with our agreement with Otsuka.

If I hold stock options, what will happen to such options?

Upon the consummation of the transaction, the vesting of each stock option that is outstanding and unexercised immediately prior to the consummation will be accelerated in full.  Each stock option having an exercise price per share that is less than the price being offered by Otsuka for each Astex share, and that is outstanding immediately prior to the consummation time, will be canceled at such time without any action on your part and converted into the right to receive immediately following the consummation time an amount in cash (without interest and less any applicable withholding taxes) equal to the excess of the offer price over the per share exercise price of the shares subject to the relevant stock option. If your stock options have a per share exercise price that is equal to or greater than the price offered by Otsuka, and are outstanding and unexercised immediately prior to the consummation time, such options will canceled without consideration at the consummation time.

What happens next? How will I know more about the progress of the transaction?

Until the transaction is completed, which we anticipate to occur early in the fourth quarter of 2013, both Astex and Otsuka will continue to operate as separate companies. We are in the early stages of this process and will do our best to update you with additional information on our progress as events warrant.  If you have additional questions about this announcement, you may contact Mr. Tim Enns, Senior VP, Corporate Communications & Marketing, of our investor relations group.

What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

As always, it is important for our Company to speak with one voice. If you receive any inquiries about this transaction from members of the media or other interested parties, please forward them to Mr. Tim Enns, Senior VP, Corporate Communications & Marketing, of our investor relations group.

I would like to thank you for your continued commitment to Astex.

Sincerely,

James S.J. Manuso, PhD

Chairman and Chief Executive Officer

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Participants in Solicitation

In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, Astex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Astex common stock in respect of the second step merger contemplated by the proposed transaction. Information about the directors and executive officers of Astex is set forth in the proxy statement for Astex’s 2013 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2013. In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, investors may obtain additional information regarding the interest of such participants in the proposed transaction by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding expectations about the effect of the transaction for Astex stockholders and its other stakeholders, including employees, the anticipated timing and likelihood of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.